Exhibit 99.1

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS SECOND QUARTER RESULTS

WELLESLEY HILLS, MA, AUGUST 13, 2008 - American Biltrite Inc. (AMEX:ABL) reported its results for the second quarter of 2008 today.  Net sales for the three months ended June 30, 2008 were $101.2 million, down 12.4% from $115.6 million in the second quarter of 2007.  The net loss for the three months ended June 30, 2008 was $70 thousand or $0.02 per share (basic and diluted) compared with net income of $1.1 million or $0.33 per share (basic and diluted) in the second quarter of 2007.  For the six months ended June 30, 2008, American Biltrite’s net income was $902 thousand, or $0.26 per share (basic and diluted), on net sales of $197.0 million, compared with net income of $390 thousand, or $0.11 per share (basic and diluted), on net sales of $215.6 million for the same period last year.  Net income for the three and six months ended June 30, 2008 includes $1.0 million in income from discontinued operations arising from the sale of real estate.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings.  American Biltrite anticipates its ownership interest in Congoleum will be eliminated upon conclusion of such proceedings.  Accordingly, American Biltrite believes its financial results excluding Congoleum to be the most meaningful presentation to investors.  Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended June 30, 2008 were $54.1 million, down 6.8% from $58.0 million for the three months ended June 30, 2007, and its net loss for the three months ended June 30, 2008 was $275 thousand compared with net income of $293 thousand for the three months ended June 30, 2007.  For the six months ended June 30, 2008, excluding the results of Congoleum, American Biltrite’s net loss was $990 thousand on net sales of $102.1 million compared with a net loss of $99 thousand on sales of $108.7 million for the six months ended June 30, 2007.  Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “We are facing an unprecedented combination of weak demand and upward cost pressures.  The housing decline has hurt sales of building related products at our three manufacturing operations, yet raw materials and energy costs have continued to rise.  These same inflationary pressures appear to have left the end customers for our costume jewelry with little discretionary income after buying gas and groceries.  Unfortunately, we do not see economic conditions or consumer sentiment improving before sometime in 2009 at the earliest.  We have taken steps at all operations to try to mitigate the effect of lower sales and higher costs.  These steps include significant headcount reductions, elimination or deferral of expenses, steps to further improve efficiencies, and price increases.  We also continue to focus on cash flow and succeeded in reducing our debt by $5.4 million during the last quarter, thanks in part to receiving payment on a note from the sale of a building of a discontinued operation.”

Warning regarding forward-looking statements

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite's expectations, as of the date of this release, of future events.  American Biltrite undertakes no obligation to update any of these forward-looking statements.  Although American Biltrite believes that its expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release may imply that the current economic conditions are a cause of American Biltrite's operating results and that American Biltrite's results will improve when economic conditions and consumer sentiment improves.  However, American Biltrite's results may be driven by other factors beyond economic conditions and consumer sentiment and its results may not improve when economic conditions and consumer sentiment improve.  In addition, the news release indicates that American Biltrite has taken steps to try to mitigate the effect of lower sales and higher costs.  Those steps may not be sufficient to offset American Biltrite's lower sales and higher costs, and American Biltrite may not be able to sustain the actions it has taken and it may need to take further steps to address the lower sales and higher costs.  Any actions taken to address American Biltrite's lower sales and higher costs may not be successful or sufficient.  The above news release also indicates that American Biltrite continues to focus on cash flow and that it has succeeded in reducing some of its debt and may imply that American Biltrite will take steps that will improve its cash flow.  However, there can be no assurance that American Biltrite will be successful in doing so.  Some additional factors that could cause actual results to differ from expectations include:  (i) American Biltrite's and Congoleum's ability to comply with the covenants imposed on them under their respective credit facilities and the availability of borrowings under those facilities, (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite's or its subsidiaries' products or in the national economy in general, (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite's or its subsidiaries' facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite's or its subsidiaries' products; (ix) any discontinuation of American Biltrite's intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect and as would have been revised as contemplated by a recent proposed plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which is referred to further below; and (x) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities.  On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago.  Congoleum's Chapter 11 case is pending.  Some factors which may cause American Biltrite and Congoleum to not realize their plan for resolving asbestos liabilities include:  (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any plan of reorganization for Congoleum in connection with Congoleum's Chapter 11 case, which certain insurers have objected to in bankruptcy court and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite's and Congoleum's outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under Congoleum's plan of reorganization; (vi) the response from time-to-time of American Biltrite's and Congoleum's lenders, customers, suppliers, holders of Congoleum's Senior Notes and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan and the court overruling any objections to that reorganization plan that may be filed; (ix) developments in, costs associated with and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) compliance with the United States Bankruptcy Code, including section 524(g); and (xi) the impact any adopted federal legislation addressing asbestos personal injury claims may have on American Biltrite's or Congoleum's businesses, results of operations or financial conditions.  In addition, in view of American Biltrite's relationships with Congoleum, American Biltrite will be affected by Congoleum's negotiations regarding, and its pursuit of, a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a plan of reorganization would have a material adverse effect on Congoleum's business, results of operations or financial condition and could have a material adverse effect on American Biltrite's business, results of operations or financial condition. Actual results could differ significantly as a result of these and other factors discussed in American Biltrite's Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and its subsequent filings with the Securities and Exchange Commission.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007
 ($000, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Net sales	$101,239	$115,558	$196,996	$215,589

Cost of products sold	77,677	86,058	150,270	160,253
Selling, general & administrative expenses	23,576	24,975	45,965	48,229

(Loss) income from operations	(14)	4,525	761	7,107

Other (expense) income, net	(545)	(3,311)	131	(6,751)
Provision for (benefit from) income taxes	563	63	1,082	(59)
Noncontrolling interest	27	(20)	67	(25)

(Loss) income from continuing operations	(1,095)	1,131	(123)	390
Discontinued operation	1,025	–	1,025	–

Net (loss) income	$(70)	$1,131	$902	$390

Basic earnings per share:
(Loss) income per common share from continuing operations	$(0.32)	$0.33	$(0.04)	$0.11
Discontinued operation	0.30	–	0.30	–

Net (loss) income per share	$(0.02)	$0.33	$0.26	$0.11

Diluted earnings per share:
(Loss) income per common share from continuing operations	$(0.32)	$0.33	$(0.04)	$0.11
Discontinued operation	0.30	–	0.30	–

Net (loss) income per share	$(0.02)	$0.33	$0.26	$0.11

Weighted average number of common and equivalent shares outstanding
Basic	3,441,551	3,441,551	3,441,551	3,441,551
Diluted	3,441,551	3,442,346	3,441,551	3,442,326

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007
BY SEGMENT
($000)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Revenues from external customers

Flooring products	$47,166	$57,541	$94,863	$106,856
Tape products	26,042	25,804	48,485	49,922
Jewelry	12,709	17,143	24,456	30,733
Canadian division	15,322	15,070	29,192	28,078

Total revenues from external customers	$101,239	$115,558	$196,996	$215,589

Segment profit (loss) before taxes

Flooring products	$365	$842	$2,973	$491
Tape products	(642)	(242)	(231)	(663)
Jewelry	(625)	774	(1,956)	536
Canadian division	454	295	556	382
Corporate expense	(111)	(455)	(450)	(390)

Total (loss) profit	$(559)	$1,214	$892	$356